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                                                                 EXHIBIT (a)(10)

FOR IMMEDIATE RELEASE
February 3, 2000


             READ-RITE SUCCESSFULLY OBTAINS AMENDMENT TO ITS BANK
                       CREDIT FACILITY THROUGH MAY 25TH

MILPITAS, CA - February 3, 2000 -- Read-Rite Corporation (Nasdaq: RDRT) today announced it has reduced the borrowings under its bank credit facility by an additional $15 million to $71.25 million and that the company has obtained a waiver, forbearance and amendment to its bank credit facility through May 25, 2000. The current waiver replaces the waiver and amendment which would have expired February 25, 2000, with the banks continuing to reserve the right to block the interest payment due March 1, 2000 on its existing convertible notes. The company will proceed in the near future with its recently filed registration statement for its exchange offer of 10% Convertible Subordinated Notes due September 1, 2004 for its 6 1/2% Convertible Subordinated Notes due September 1, 2004. Since September 1999, the company has reduced its outstanding balances under the bank credit facility from $142.5 million to $71.25 million and the company's current plan is to complete the exchange offer, raise additional cash proceeds from the sale of additional exchange notes and to refinance the existing bank facility as soon as possible.

Read-Rite Corporation is one of the world's leading independent manufacturers of magnetic recording heads, head gimbal assemblies (HGAs) and head stack assemblies (HSAs) for disk drives and tape drives. The company is headquartered in Milpitas, California and has operations in Japan, Thailand, the Philippines and Singapore. The company's home page on the world wide web can be reached at http://www.readrite.com.

This news release contains statements which include forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Act of 1934, as amended, and is subject to the "safe harbor" created by those sections. These statements include, but are not limited to the company's current plan to complete the exchange offer, raise additional cash proceeds from the sale of additional exchange notes and to refinance the existing bank facility as soon as possible. The company's actual results for future periods could differ materially from those projected in such forward-looking information. Factors that could cause actual results to differ include, but are not limited to: the company may not be successful in completing the exchange offer or raising additional cash proceeds from the sale of additional exchange notes; the company may be unsuccessful in obtaining refinancing with terms and conditions acceptable to the company; the current unfavorable industry conditions could worsen; and the other factors described in the company's reports filed with the Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 10-K for fiscal 1999 and quarterly report on Form 10-Q for the quarter ended December 26, 1999. Read-Rite undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

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